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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. *)


                         Nuclear Support Services, Inc.
                              (Name of Issuer)

                               Common Stock

---------------------------------------------------------------------------

                    (Title of Class of Securities)

                                670309103
                              (CUSIP Number)

                           Mitchell J. Soboleski
                         ROI Capital Management, Inc.
                         One Bush Street, Suite 1150
                           San Francisco, CA  94104
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              December 15, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /xx /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 670309103                                    Page 2 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     ROI Capital Management, Inc.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /* /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  157,600
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              157,600
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     157,600
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO and IA
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 670309103                                    Page 3 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     ROI Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /* /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  92,800
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              92,800
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     92,800
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.3%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 670309103                                    Page 4 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     ROI & Lane, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /* /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  14,550
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              14,550
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     14,550
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.7%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 670309103                                    Page 5 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Mark T. Boyer
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /* /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  92,800
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              92,800
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     92,800
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.3%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 670309103                                    Page 6 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Mitchell J. Soboleski
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /* /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  92,800
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              92,800
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     92,800
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.3%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

CUSIP No. 670309103                                    Page 7 of 12 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Nuclear Support Services, Inc. ("NSSI"). The principal executive office of NSSI is located at 22 Northeast Drive, Hershey, Pennsylvania 17033.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) ROI Capital Management, Inc. ("ROI"); ROI Partners, L.P. ("PTRS"); ROI & Lane, L.P. ("R&L"); Mark T. Boyer ("Boyer"); Mitchell J. Soboleski ("Soboleski"); and Kevin Lane ("Lane").

(b) The business address of ROI, PTRS, R&L, Boyer, Soboleski and Lane is One Bush Street, Suite 1150, San Francisco, CA 94104.

(c) Boyer and Soboleski are the sole shareholders of ROI and, respectively, the President and Secretary. Boyer, Soboleski and ROI are the general partners of PTRS which is an investment limited partnership. ROI is the managing general partner of R&L which is an investment partnership. Lane is not active in the business of R&L.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  All of such persons are citizens of the United States of America.

                              SCHEDULE 13D

CUSIP No. 670309103                                    Page 8 of 12 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

ROI            Funds Under Management (1)    $203,933.00
R&L            Working Capital               $ 19,055.00
PTRS           Working Capital               $120,041.00

     (1)  Includes funds of R&L and PTRS invested in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The principal purpose of the acquisitions of securities is investment. The persons named in Item 2 of this statement have no plans or proposals that relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NSSI or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of NSSI or of any of its subsidiaries;

(c) Any change in the present board of directors or management of NSSI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of NSSI;

(e)  Any other material change in NSSI's business or corporate structure;

(f) Changes in NSSI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NSSI by any person;

(g) Causing a class of securities of NSSI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of NSSI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(i)  Any action similar to any of those enumerated above.

                              SCHEDULE 13D

CUSIP No. 670309103                                    Page 9 of 12 Pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned               Voting Power        Dispositive Power
Name      Number    Percent      Sole        Shared    Sole      Shared

ROI       157,600   7.3            -0-       157,600   -0-       157,600
PTRS       92,800   4.3            -0-        92,800   -0-        92,800
R&L        14,550   0.7            -0-        14,550   -0-        14,550
Boyer      92,800   4.3            -0-        92,800   -0-        92,800
Soboleski  92,800   4.3            -0-        92,800   -0-        92,800

                              SCHEDULE 13D

CUSIP No. 670309103                                    Page 10 of 12 Pages

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock since October 16, 1995, by the persons filing this statement:

     Purchase                 Number         Price     Broker
Name  or Sale  Date           of Shares      Per Share Used

ROI       P    10-20-95       1,100          1.3750    BNYN
PTRS      P    11-01-95       5,000          1.3750    BNYN
PTRS      P    11-02-95       4,000          1.3750    BNYN
ROI       P    11-15-95       5,000          1.3750    BNYN
R&L       P    11-27-95       4,000          1.3750    BNYN
ROI       P    11-27-95       2,000          1.3750    BNYN
ROI       P    12-08-95       1,000          1.3125    BNYN
R&L       P    12-08-95       1,000          1.3125    BNYN
PTRS      P    12-08-95       6,000          1.3125    BNYN
ROI       P    12-11-95       2,000          1.3125    BNYN
ROI       P    12-13-95       1,500          1.3125    BNYN
R&L       P    12-13-95       1,000          1.3125    BNYN
PTRS      P    12-13-95       2,500          1.3125    BNYN
ROI       P    12-14-95       2,000          1.3125    BNYN
PTRS      P    12-14-95       4,000          1.3125    BNYN
ROI       P    12-15-95       1,000          1.3125    BNYN
ROI       P    12-15-95       2,000          1.3125    BNYN
R&L       P    12-15-95       1,000          1.3125    BNYN
PTRS      P    12-15-95       6,000          1.3125    BNYN
ROI       P    12-20-95       1,250          1.3125    BNYN
ROI       P    12-20-95       2,500          1.3125    BNYN
R&L       P    12-20-95       1,250          1.3125    BNYN
PTRS      P    12-20-95       7,500          1.3125    BNYN
PTRS      P    12-22-95       1,500          1.3125    BNYN
ROI       P    12-27-95       1,300          1.3125    BNYN
ROI       P    12-27-95       2,600          1.3125    BNYN
R&L       P    12-27-95       1,300          1.3125    BNYN
PTRS      P    12-27-95       7,800          1.3125    BNYN
ROI       P    12-28-95       2,000          1.3125    BNYN
ROI       P    12-28-95       2,000          1.3125    BNYN
R&L       P    12-28-95       2,000          1.3125    BNYN
PTRS      P    12-28-95       8,000          1.3125    BNYN
ROI       P    12-29-95       1,000          1.3125    BNYN
ROI       P    12-29-95       1,000          1.3125    BNYN
R&L       P    12-29-95       1,000          1.3125    BNYN
PTRS      P    12-29-95       1,000          1.3125    BNYN

     BNYN -    Banyan Securities

                              SCHEDULE 13D

CUSIP No. 670309103                                    Page 11 of 12 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ROI, Boyer and Soboleski are the general partners of PTRS pursuant to a limited partnership agreement. ROI and Lane are general partners of R&L pursuant to a limited partnership agreement and by agreement between ROI and Lane, ROI is the Managing General Partner of R&L. Lane has no power to vote or dispose of any securities held by R&L. Each limited partnership agreement provides to the general partners the authority, among other things, to invest the funds of the limited partnership in the Stock, to vote and dispose of those securities and to file this statement on behalf of each partnership. Pursuant to those limited partnership agreements, the general partners of the partnership are entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. Pursuant to investment management agreements, ROI is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provide in such agreements and provide for fees paid to ROI based on assets under management and realized and unrealized gains.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    January ___, 1996

ROI CAPITAL MANAGEMENT, INC.            ROI PARTNERS, L.P.



By:                                     By:
     Mitchell J. Soboleski                   Mitchell J. Soboleski
     Secretary                               General Partner

ROI & LANE, L.P.
                                             Mark T. Boyer
By:  ROI Capital Management, Inc.,
     General Partner

     By:
          Mitchell J. Soboleski              Mitchell J. Soboleski
          Secretary

                              SCHEDULE 13D

CUSIP No. 670309103                                    Page 12 of 12 Pages


                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock ("Stock") of Nuclear Support Services, Inc. For that purpose, the undersigned hereby constitute and appoint ROI Capital Management, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    January ___, 1996.

ROI CAPITAL MANAGEMENT, INC.            ROI PARTNERS, L.P.



By:                                     By:
     Mitchell J. Soboleski                   Mitchell J. Soboleski
     Secretary                               General Partner

ROI & LANE, L.P.
                                             Mark T. Boyer
By:  ROI Capital Management, Inc.,
     General Partner

     By:
          Mitchell J. Soboleski              Mitchell J. Soboleski
          Secretary
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